July 22, 2019

Victor Santos
Chief Executive Officer
CarrierEQ, Inc.
207 South Street, #172
Boston, MA 02111

       Re: CarrierEQ, Inc.
           Amendment No. 2 to Form 10-12G
           Filed July 8, 2019
           File No. 000-56037

Dear Mr. Santos:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G filed July 8, 2019

General

1. We note your response to comment 2. Please revise your disclosure, including in
      "Management's Discussion and Analysis of Financial Condition and Results of
      Operations" and "Legal Proceedings," to clarify how you expect to calculate the amount of interest due in connection with refunds pursuant to the settlement agreement.
2. We note your disclosure under the section "Explanatory Note" on page ii of the Form 10 as well as disclosure on your publicly available website, https://airfox.com/tokensett, regarding the Form 10. Your website appears to indicate that the Form 10 is not yet effective. We note, however, that the Form 10 went effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.
      At that time, you became subject to the reporting requirements under
Section 13(a) of the
      Securities Exchange Act of 1934. Please revise your website accordingly. In addition, we note that you have not yet filed your Form 10-Q for the fiscal period ended March 31,
 Victor Santos
FirstName LastNameVictor Santos
CarrierEQ, Inc.
Comapany NameCarrierEQ, Inc.
July 22, 2019
July 22, 2019 Page 2
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FirstName LastName
         2019. Please include disclosure in your Form 10, such as in your "Risk Factor" and
         "Legal Proceedings" sections, regarding your failure to timely file your periodic report.
3.       We note that Section 12 of the Amended and Restated AirToken Terms &
Conditions
         indicates that any claims arising out of this agreement that are not subject to arbitration or small claims court will be resolved in courts located in Boston, Massachusetts. Please revise your Form 10 to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.
Business, page 1

4. We note your response to comment 3. Please revise to clarify, if true, that the
         "partnership" you have entered into for the conversion of Brazilian Reals into an Airfox wallet balance relates to the partnership with the two identified payment processing companies and, in turn, those entities provide users with the ability to convert their funds at over 300,000 physical locations as opposed to describing your relationship with such physical locations as additional partnerships. In this regard, the current disclosure implies a type of formal legal arrangement with each location that does not appear to exist based on your other disclosure. Please revise or advise.
Risk Factors
We cannot predict whether the amounts you would receive in the rescission offer would be greater than the market value of the AirTokens., page 41

5. We note your response to comment 7 and the revisions made on page 68. Please revise this risk factor and also include prominent disclosure in the beginning of your Form 10 that compares the most recent market value per token with the average price paid per token in your ICO. In addition, we note that based on your revisions, it appears that the most recent market value per token is less than the average price paid per token in your
         ICO. If accurate, please revise the last two sentences of this risk factor to clarify that the amount being paid to an investor in the rescission offer may be more than the most recent market value for the tokens and, thus, there is a risk that investors may not receive any financial benefit by rejecting the rescission offer.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Managements Plans, page 52

6. We note your response to comment 8, but we do not see relevant revised disclosure in this section. Therefore, we reissue the comment. We note your disclosure in this section that you may derive funds in the future from "new commercial partnerships in targeted industries (e.g., travel, insurance) to use the Airfox platform as a source of distribution of their products." Please revise to explain how the Airfox platform could be used as a source of distribution for products.
 Victor Santos
CarrierEQ, Inc.
July 22, 2019
Page 3
Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder
Matters, page 64

7. We note your disclosure that you will have a certain amount of shares of common stock eligible for resale following the "[e]ffective [d]ate of this Registration Statement."
         Please revise this section to more fully describe the conditions associated with Rule 144 and the ability to resell restricted securities. In doing so, please highlight that one of the conditions of Rule 144 is that the issuer provide current public information, such as by complying with the periodic reporting requirements of the Securities Exchange Act of
         1934, which you have not done since becoming a public company. Description of Registrant's Securities to Be Registered, page 66

8. We note your response to comment 12. We further note your response to comment 23 where you indicate there is an obligation to perform research and development ("R&D")
         services attached to tokens purchased in your ICO. In light of this conclusion, it is unclear how you determined that there would not be a similar obligation attached to tokens issued to promoters. Please address the following:

             In light of the discussion above, explain to us, and revise your disclosures as necessary, why it's appropriate to recognize a gain upon your initial accounting recognition versus other accounting alternatives (e.g., liability recognition).

             Describe to us, and revise your disclosure as necessary, how you determined the fair value of the tokens issued to promoters. Your response should address how your valuation methodology is consistent with the market participant approach described in
             ASC 820.

             Alternatively, please explain to us how you determined the fair value of the services provided by promoters.
AirToken Management, page 67

9. We note your response to comment 13, and we reissue the comment in part. We note your disclosure on page 68, stating "Our Company anticipates that the balance and transfer of
FirstName LastNameVictorwould then be maintained by the Internal AIR Ledger." Please revise any such AirTokens Santos
Comapany NameCarrierEQ, Inc.
       to clarify how holders of AirTokens may ascertain their current balance and the status of
July 22, 2019 Page 3once the Internal AIR Ledger is operational.
       any transfers
FirstName LastName
 Victor Santos
FirstName LastNameVictor Santos
CarrierEQ, Inc.
Comapany NameCarrierEQ, Inc.
July 22, 2019
July 22, 2019 Page 4
Page 4
FirstName LastName
Potential Exchange of AirTokens, page 69

10. We note your response to comment 16 and your revised disclosure in this section. Please further revise to clarify how you intend to notify investors of the source from which you have derived the volume weighted average price of the AirTokens as well as any changes in that reference source.
AirToken Rewards, page 69

11. We note your response to comment 15. Please revise to clarify that you converted the rewards balance into Brazilian Reals or advise.
No Rights Commonly Associated with Capital Stock, page 71

12. We note your response to comment 18 and your revised disclosure in this section and in the Amended and Restated AirToken Terms & Conditions. We note that your disclosure in this section continues to state, "The arbitration provisions are enforceable under both federal and state law." Please explain in detail the basis for your belief that these provisions are enforceable under federal law or remove that portion of the statement. We also note your response to comment 24. Please include disclosure in the Amended and
         Restated AirToken Terms & Conditions to explicitly note that none of the indemnification provisions, disclaimers, limitations of liability, and releases contained therein constitute waivers of any right under the federal securities laws.
Notes to Consolidated Financial Statements
Note 3   Summary of Significant Accounting Policies
Revenue Recognition, page F-9

13. We note your response to comment 23 that you believe your tokens contain an obligation to provide R&D services in accordance with ASC 730-20. Your response and related disclosures on pages F-9 and F-10 (i.e., where you reference ASC 606) however, seems inconsistent with this conclusion. Please address the following:

             Confirm that you are using ASC 730-20 (R&D Arrangements) for your accounting treatment and conclusion. Revise your response and disclosures, as necessary, and remove any references to ASC 606 that do not apply.

             Refer to ASC 730-10-50 and ASC 730-20-50 and ensure to provide the required disclosures. Your disclosure should include, but not be limited to, a discussion of the terms of your research and development arrangement and your obligations thereunder.

             In addition, please revise your accounting policies to include a discussion of your methodology for recognizing income as R&D services are performed. Victor Santos
CarrierEQ, Inc.
July 22, 2019
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at
(202) 551-3207 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



FirstName LastNameVictor Santos                            Sincerely,
Comapany NameCarrierEQ, Inc.
                                                           Division of
Corporation Finance
July 22, 2019 Page 5                                       Office of Financial
Services
FirstName LastName